FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of, Consolidated Financial Results for the Third Quarter Ended December 31, 2006, which was filed with the Tokyo Stock Exchange on February 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2007

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Representative Director and CFO

Consolidated Financial Results

for the Third Quarter Ended December 31, 2006

(Prepared in Accordance with U.S. GAAP)

February 6, 2007

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5220-0163)

1.	Preparation Basis for Consolidated Financial Results for the Third Quarter Ended December 31, 2006

(1)	Adoption of U.S. GAAP:	Yes
(2)	Change in accounting policies:	None
(3)	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method
	Number of consolidated subsidiaries:		25
	Number of affiliated companies accounted for by the equity method:		1
(4)	Changes in reporting entities
	Number of consolidated subsidiaries added:		2
	Number of consolidated subsidiaries removed:		0
	Number of affiliated companies added:		0
	Number of affiliated companies removed:		0
(5)	Financial information presented herein was not audited by our independent public accountants.

2.	Consolidated Financial Results for the Third Quarter Ended December 31, 2006 and for the Nine Months Ended December 31, 2006

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)

	Net revenues	Change	Operating income	Change	Income before income taxes	Change
Third quarter ended December 31, 2006	¥92,838	15.1%	¥16,583	1.2%	¥16,688	7.0%
Third quarter ended December 31, 2005	80,679	(1.0)	16,383	2.2	15,593	1.5

Nine months ended December 31, 2006	212,437	10.3	26,698	12.0	26,572	(11.2)
Nine months ended December 31, 2005	192,549	(1.5)	23,845	(14.5)	29,928	11.1

Year ended March 31, 2006	262,137		2,481		8,438

	Net income	Change	Net income per share (Yen)	Diluted net income per share (Yen)
Third quarter ended December 31, 2006	¥9,473	(2.1)%	¥69.03	¥69.00
Third quarter ended December 31, 2005	9,676	15.3	74.26	74.24

Nine months ended December 31, 2006	14,587	(12.3)	106.33	106.27
Nine months ended December 31, 2005	16,640	66.2	127.70	127.68

Year ended March 31, 2006	23,008		175.86	175.80

Notes:

1.	Change (%) of net revenues, operating income, income before income taxes, and net income represents the increase or decrease relative to the same period of the previous year.

2.	Equity in net income (loss) of affiliated companies
	Third quarter ended December 31, 2006:	¥(3) million
	Third quarter ended December 31, 2005:	— million
	Nine months ended December 31, 2006:	78 million
	Nine months ended December 31, 2005:	— million
	Year ended March 31, 2006:	33 million

3.	Weighted-average common shares outstanding (consolidated)
	Third quarter ended December 31, 2006:	137,239,132 shares
	Third quarter ended December 31, 2005:	130,307,911 shares
	Nine months ended December 31, 2006:	137,187,117 shares
	Nine months ended December 31, 2005:	130,306,094 shares
	Year ended March 31, 2006:	130,835,422 shares

(2) Consolidated Financial Position

(Millions of Yen, except per share amounts)

	Total assets	Total stockholders’ equity	Equity-assets Ratio	Total stockholders’ equity per share (Yen)
December 31, 2006	¥300,434	¥172,707	57.5%	¥1,258.34
December 31, 2005	319,784	140,762	44.0	1,080.22

March 31, 2006	302,637	163,815	54.1	1,194.41

Note:
Number of shares outstanding (consolidated)
December 31, 2006:	137,248,399 shares
December 31, 2005:	130,308,978 shares
March 31, 2006:	137,152,347 shares

(3) Consolidated Cash Flows

(Millions of Yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Nine months ended December 31, 2006	¥15,471	¥(9,536)	¥(31,966)	¥43,745
Nine months ended December 31, 2005	6,831	6,317	(29,013)	74,764

Year ended March 31, 2006	23,879	(7,266)	(38,330)	68,694

3. Forecast for the Year Ending March 31, 2007

(Millions of Yen)

	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2007	¥275,000	¥29,000	¥28,500	¥16,000

Note:

Expected net income per share for the year ending March 31, 2007 is ¥116.58.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health services industry providing customers with “High Quality Life”, and is comprised of KONAMI CORPORATION (“the Company”) and its 25 consolidated subsidiaries and one equity-method affiliate.

Each of the Company and its subsidiaries and affiliated company is categorized into business segments based on its operations, as stated below.

Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited)”.

Business Segments	Major Companies
Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd.
HUDSON SOFT CO., LTD.
Megacyber Corporation (Note 4)
Konami Manufacturing & Service, Inc. (Note 3)

	Overseas	Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., One other company

Health & Fitness	Domestic	Konami Sports & Life Co., Ltd.
COMBI WELLNESS Corporation (Note 2)
Konami Manufacturing & Service, Inc. (Note 3)
Resort Solution Co., Ltd. (Note 5), Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd, One other company

Other	Domestic	Konami Manufacturing & Service, Inc. (Note 3)
KPE, Inc., Konami Real Estate, Inc.
Konami School, Inc., Three other companies

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.

2.	On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation and made it a wholly-owned subsidiary.

3.	Konami Logistics & Service, Inc. changed its registered name to Konami Manufacturing & Service, Inc. on July 1, 2006.

4.	On October 2, 2006, the Company acquired all outstanding shares of Megacyber Corporation and made it a wholly-owned subsidiary.

5.	Resort Solution Co., Ltd. is an equity-method affiliate.

2. Business Performance and Cash Flows

1. Business Performance

(1) Overview

In the entertainment industry as it is relevant to our group, all of the next-generation computer entertainment systems, Nintendo’s “Wii” and Sony’s “PLAYSTATION®3”(“PS3”), in addition to the already released “Xbox360” video game and entertainment system from Microsoft, are now on the market. Video game consoles now all offer online capabilities as a standard feature —including for the handheld systems “Nintendo DS” and “PlayStation®Portable”(“PSP”) — and sales of products and services on line are expanding. The success of Nintendo DS has supported an increase in the number of the game users in a wide age group; as a result, demand has grown, preferences have diversified, and the market continues to expand.

The Healthcare Reform Act, enacted in June 2006, demonstrates the trend towards prevention in the health industry relevant to our group. As of 2008, the Ministry of Health, Labour and Welfare will require health insurance associations and other health insurers to provide what are called “designated checkups and health guidance” at the national level to fight lifestyle-related diseases. The public is taking full-scale measures towards health maintenance, particularly by establishing exercise habits and improving diets. This in turn has led to an increasing awareness of health issues, and the market promises to grow even further.

In these circumstances, the Digital Entertainment segment enjoyed strong sales in the market for video game software. The soccer game series “Pro Evolution Soccer 6”, released in Europe in October 2006, has proved particularly popular with its multiplatform compatibility. Cumulative sales of the soccer game series recorded over 7,580,000 units for the nine months ended December 31, 2006, already surpassing the volume for the whole of the previous year, itself a record. Sales of products utilizing the “e-AMUSEMENT” system, a service connecting amusement arcades nationwide via a network, recorded consistently stable sales by introducing innovative new titles on top of the established mainstays. Additionally, sales of “GRANDCROSS”, a large-size token-operated game for amusement arcades, were also steady.

In the Health and Fitness segment, the revised profit structure of our directly managed facilities has improved progress in the “scrapping and building” of our facilities. We believe we have managed to improve the profit structure of our fitness clubs and obtain more stable revenue. We are continuing to open large stores next to stations and in other prime locations, and also, revise our fee-based programs and introduce our original IT health management system in our facilities, which we believe will provide services that improve customer satisfaction.

In the Gaming and System segment, Konami’s sales have increased in the growing North American market due to efforts to expand sales volumes. Sales of the “Konami Casino Management System” in particular have risen steadily. In system sales, we believe the increase in the number of units installed helps to maintain our ongoing income from maintenance and servicing, expected to be a stable source of income.

As a result, consolidated net revenues during the current quarter, was ¥92,838 million, a 15.1% increase compared to the same period in the previous year, and ¥212,437 million for the nine months ended December 31, 2006, a 10.3% increase compared to the same period in the previous year. Results of our operating income during the current quarter amounted to ¥16,583 million, a 1.2% increase compared to the same period in the previous year, and ¥26,698 million for the nine months ended December 31, 2006, a 12.0% increase compared to the same period in the previous year. During the current quarter, consolidated net income amounted to ¥9,473 million, a 2.1% decrease compared to the same period in the previous year and ¥14,587 million for the nine months ended December 31, 2006, a 12.3% decrease compared to the same period in the previous year. The primary reason of the year-to-year decrease in consolidated net income resulted from the sales of shares of an affiliated company, recording gain on sale of ¥6,917 million, executed in the same period of the previous fiscal year.

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2005	Nine months ended December 31, 2006
Digital Entertainment	¥124,110	¥129,447
Health & Fitness	60,859	66,636
Gaming & System	8,000	11,847
Other, Corporate and Eliminations	(420)	4,507

Consolidated net revenues	¥192,549	¥212,437

Digital Entertainment segment:

In our Computer and Video Games business in Japan, our soccer titles “J.LEAGUE Winning Eleven 10 + EUROPE LEAGUE ‘06-’07” for the PlayStation®2 and “WORLD SOCCER Winning Eleven DS” for the Nintendo DS, as well as “Metal Gear Solid: Portable Ops” for the PSP recorded strong sales. In North America, “Metal Gear Solid: Portable Ops” for the PSP, “Castlevania: Portrait of Ruin” for the Nintendo DS, “Elebits” for the Wii, and the flagship “Dance Dance Revolution” music series likewise recorded strong sales. In Europe, a multiplatform version of “Pro Evolution Soccer” series appeared and has already outsold the previous version.

In our Toy & Hobby business, the mainstay “Yu-Gi-Oh Trading Card Game” series continued to record steady sales worldwide during the current quarter. In October 2006, meanwhile, the innovative new portable electronic toy “OTOIZUMU” went on sale, along with “Attame Kenkyujo (Labo)” and the “Digi” series. In the market for action figures, our original contents “BUSOU SHINKI” series continued to record strong sales.

In our Amusement business, in the area of video games, the “MAH-JONG FIGHT CLUB” series, which utilize, the “e-AMUSEMENT” service, a network-linked arcade game connecting amusement arcade machines nationwide, continued to garner favorable reviews. Several new releases also recorded strong sales: “BASEBALL HEROS 2”, the latest version of a popular video game series played with cards bearing the portraits of professional baseball players; “NOVA USAGI no GAME de RYUGAKU!?”, an English quiz game developed with the cooperation and supervision of Nova Corporation, a major language school; and “CURUCURULABO”, an innovative new game that activates the brain with special training exercises. Music games also maintained strong sales. Among token-operated games, “GRANDCROSS”, an extra-large token-operated gaming machine, likewise continued to sell well. Strong sales were also recorded by “GI-HORSEPARK EX”, the latest offering in the “GI” series of large-size token-operated horseracing games.

In our Online business, Konami began offering consumers new ways to have fun as two new services debuted: an online match-up service for “MAH-JONG FIGHT CLUB” game consoles for PSP and PS3, already performing well in the commercial market; and “e-AMUSEMENT SPOT”, a wireless LAN service, available in amusement arcades throughout Japan. The company intends to continue aggressively promoting new network-based services. In the mobile-related business, several new services were launched in October 2006, and their membership has grown favorably. They include “deco R”, a free site for image-enriched e-mail, and the “KONAMI MUSIC CALL” service site, where customers can change the ring tone of their cell phone to whatever tune they choose. Performance was also strong in overseas distribution of mobile content, done via major carriers across the globe.

In our Multimedia business, a series of new items tied in with our popular contents such as video game guides, novels, picture books, and original music CDs and animated DVDs were released and sold well. In addition, an originally developed animated TV program, “SaintOctober”, started its broadcast in January 2007, following in the footsteps of “FAIRY MUSKETEERS AKAZUKIN” and “TOKIMEKI MEMORIAL Only Love”. We intend to produce original content that capitalizes on synergies between the different areas of our digital entertainment business.

As a result, the Digital Entertainment segment recorded consolidated net revenues of ¥65,907 million (a 14.7% increase compared to the same period in the previous year), during the current quarter and ¥129,447 million (a 4.3% increase compared to the same period in the previous year), for the nine months ended December 31, 2006.

Health & Fitness segment:

In our fitness clubs business, in October 2006, Konami Sports Club Kawasaki (Kanagawa), a new facility under Konami’s direct management, opened in LAZONA Kawasaki plaza, which is directly accessible from JR Kawasaki Station. With an impressive area of 4,500 m², the club is equipped with the e-XAX IT-enabled health management system and the latest exercise machines, and offers a full range of recreational amenities, including bathing facilities, an esthetic salon, a therapy center, and a cafeteria. Since opening it has received praise.

Konami Sports Clubs offer a wide assortment of health programs that are enjoyable and offer peace of mind. Besides fitness, diet, spa, and esthetic services, programs to prevent lifestyle diseases are also available. The “6 WEEKS” fitness program for the prevention of lifestyle-related diseases assists participants on two fronts; work outs and meal plans.

In the nursing care and prevention business, as Japan’s population steadily ages, Konami has been taking extra steps to help people maintain and enhance their health both inside and outside its facilities. For example, it operates a community support service on contract from local government, whereby Konami facilities send out exercise instructors; runs the “HATSHURATHU KENKOJYUKU”, which provides follow-up to this program and develops and markets fitness equipment designed for senior citizens.

In our product development activities, as a way to expand sales channels, Konami has started offering products on line. In December 2006, “KONAMISPORTSCLUB ONLINE” and “i-revo Kenkou” site were launched and goods that are available in stores, as well as special items only available on the Web site, are offered.

In October 2006, Konami’s proprietary “e-XAX”, IT-enabled health management system, was conferred an award of excellence for the year 2006, “NetKADEN Grand Prix” sponsored by the Ministry of Economy, Trade and Industry. The “e-XAX” system supports people in their efforts to build fitness by keeping an ongoing record of their exercise history in various real-life situations — at sports clubs, when out and about and at home — and managing health-related data.

As a result, Health & Fitness segment recorded consolidated net revenues of ¥22,191 million (a 9.6% increase compared to the same period in the previous year), during the current quarter and ¥66,636 million (a 9.5% increase compared to the same period in the previous year), for the nine months ended December 31, 2006.

Gaming & Systems segment:

The “Konami Casino Management System” continues to sell well in North America, where casinos have enthusiastically adopted information technology. The number of units installed increased steadily as new casinos opened in Oklahoma and Mississippi in October 2006. Monthly sales from maintenance and servicing have also risen steadily. This, along with installation of new machines under profit-sharing agreements, is helping our gaming business achieve stability by generating steady revenues. Moreover, in Pennsylvania, where gaming has recently been legalized, Konami has obtained a license and started selling equipment, further strengthening the “K2V” series platform.

While the Australian market remains flat, Konami has been working to develop business and secure new clientele both locally and abroad, focusing particularly on sales of two items: the “K2V”, which went on sale this spring in Australia following its North American debut; and the Linked Progressive jackpot system, which connects gaming machines and enhances the added value of their content.

Also, at the Global Gaming Expo 2006 held in Las Vegas in November 2006— the world’s biggest gaming show — Konami unveiled its new “27 Ways” mechanical reel slot machine (the type that dominates the North American market), as well as the “ScatteReel” video slot machine. Our extensive lineup of machines with the popular built-in progressive jackpot also generated much excitement.

As a result, our Gaming & System segment recorded consolidated net revenues of ¥4,129 million (a 26.2% increase compared to the same period in the previous year), during the current quarter and ¥11,847 million (a 48.1% increase compared to the same period in the previous year), for the nine months ended December 31, 2006.

2. Cash Flows

Cash flow summary for the nine months ended December 31, 2006:

	Millions of Yen
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year ended March 31, 2006
Net cash provided by operating activities	¥6,831	¥15,471	¥23,879
Net cash provided by (used in) investing activities	6,317	(9,536)	(7,266)
Net cash used in financing activities	(29,013)	(31,966)	(38,330)
Effect of exchange rate changes on cash and cash equivalents	1,046	1,082	828
Net decrease in cash and cash equivalents	(14,819)	(24,949)	(20,889)
Cash and cash equivalents, end of the period	74,764	43,745	68,694

Cash and cash equivalents (hereafter referred as “Net cash”) as of December 31, 2006, amounted to ¥43,745 million, a decrease of ¥24,949 million compared to Net cash as of March 31, 2006.

Cash flow summary for each activity for the nine months ended December 31, 2006 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities for the nine months ended December 31, 2006 amounted to ¥15,471 million, a 126.5% increase compared to the same period in the previous year.

This mainly results from the fact that, despite the decrease in net income and increase in trade notes and account receivable, consolidated net income for the nine months ended December 31, 2005 included gain on sale of shares of an affiliated company, which do not effect cash flow from operating activities, and that there were increases in Net cash in connection with accounts payable and accrued expenses.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥9,536 million for the nine months ended December 31, 2006 (cash provided in the same period in the previous year was ¥6,317 million).

This was primarily due to proceeds from sales of shares of an affiliated company which was included in the same period in the previous year, decrease in proceeds from sales of property and equipment compared to the same period in the previous year and increased capital expenditures.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥31,966 million for the nine months ended December 31, 2006 (a 10.2% increase compared to the same period in the previous year). This was primarily due to repayment of long-term debt, redemption of bonds and payment of dividends.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2005		December 31, 2006		March 31, 2006		December 31, 2006
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥74,764		¥43,745		¥68,694		$367,266
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥523 million, ¥592 million ($4,970 thousand) and ¥541 million at December 31, 2005, December 31, 2006 and March 31, 2006, respectively	41,894		46,953		32,294		394,199
Inventories	22,091		24,573		20,109		206,305
Deferred income taxes, net	14,635		17,266		16,510		144,958
Prepaid expenses and other current assets	8,940		6,851		6,720		57,518

Total current assets	162,324	50.8	139,388	46.4	144,327	47.7	1,170,246

PROPERTY AND EQUIPMENT, net	51,246	16.0	45,317	15.1	42,452	14.0	380,463

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	260		644		572		5,407
Investments in affiliates	—		6,054		6,050		50,827
Identifiable intangible assets	45,913		38,606		38,575		324,121
Goodwill	15,471		23,153		22,102		194,383
Lease deposits	24,829		26,318		25,277		220,956
Other assets	19,741		17,688		20,103		148,501
Deferred income taxes, net	—		3,266		3,179		27,420

Total investments and other assets	106,214	33.2	115,729	38.5	115,858	38.3	971,615

TOTAL ASSETS	¥319,784	100.0	¥300,434	100.0	¥302,637	100.0	$2,522,324

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2005		December 31, 2006		March 31, 2006		December 31, 2006
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥9,244		—		¥958		—
Current portion of long-term debt and capital lease obligations	24,166		¥22,616		24,492		$189,875
Trade notes and accounts payable	18,663		24,100		19,357		202,334
Accrued income taxes	23,828		8,845		7,487		74,259
Accrued expenses	18,265		21,105		16,323		177,189
Deferred revenue	5,694		6,076		5,353		51,012
Other current liabilities	5,577		5,820		7,254		48,862

Total current liabilities	105,437	33.0	88,562	29.5	81,224	26.9	743,531
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	33,248		16,386		35,631		137,570
Accrued pension and severance costs	2,605		2,687		2,658		22,559
Deferred income taxes, net	15,383		11,975		11,924		100,537
Other long-term liabilities	6,266		5,482		5,264		46,025

Total long-term liabilities	57,502	18.0	36,530	12.1	55,477	18.3	306,691

TOTAL LIABILITIES	162,939	51.0	125,092	41.6	136,701	45.2	1,050,222

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	16,083	5.0	2,635	0.9	2,121	0.7	22,123

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value-
Authorized 450,000,000 shares; issued 139,531,708 shares at December 31, 2005 and 143,555,786 shares at March 31, 2006, and December 31, 2006	47,399	14.7	47,399	15.8	47,399	15.7	397,943
Additional paid-in capital	70,391	22.0	77,184	25.7	77,110	25.5	648,006
Legal reserve	207	0.1	284	0.1	284	0.1	2,384
Retained earnings	47,243	14.8	60,936	20.3	53,756	17.7	511,594
Accumulated other comprehensive income	3,694	1.2	5,330	1.7	3,957	1.3	44,749

Total	168,934	52.8	191,133	63.6	182,506	60.3	1,604,676
Treasury stock, at cost-
9,222,730 shares, 6,307,387 shares and 6,403,439 shares at December 31, 2005, December 31, 2006 and March 31, 2006, respectively	(28,172)	(8.8)	(18,426)	(6.1)	(18,691)	(6.2)	(154,697)

Total stockholders’ equity	140,762	44.0	172,707	57.5	163,815	54.1	1,449,979

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥319,784	100.0	¥300,434	100.0	¥302,637	100.0	$2,522,324

4. Consolidated Statements of Operations (Unaudited)

(For the nine months ended December 31, 2006)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2005		Nine months ended December 31, 2006		Year ended March 31, 2006		Nine months ended December 31, 2006
		%		%		%
NET REVENUES:
Product sales revenue	¥136,410		¥151,644		¥186,875		$1,273,142
Service revenue	56,139		60,793		75,262		510,394

Total net revenues	192,549	100.0	212,437	100.0	262,137	100.0	1,783,536

COSTS AND EXPENSES:
Costs of products sold	76,255		87,201		112,613		732,104
Costs of services rendered	54,080		56,731		72,131		476,291
Impairment of long-lived assets	—		—		10,533		—
Impairment of identifiable intangible assets	—		—		9,180		—
Selling, general and administrative	38,369		41,807		55,199		350,995

Total costs and expenses	168,704	87.6	185,739	87.4	259,656	99.1	1,559,390

Operating income	23,845	12.4	26,698	12.6	2,481	0.9	224,146

OTHER INCOME (EXPENSES):
Interest income	544		589		716		4,945
Interest expense	(753)		(703)		(1,137)		(5,902)
Gain on sale of shares of an affiliated company	6,917		—		6,917		—
Other, net	(625)		(12)		(539)		(101)

Other income (expenses), net	6,083	3.1	(126)	(0.1)	5,957	2.3	(1,058)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	29,928	15.5	26,572	12.5	8,438	3.2	223,088
INCOME TAXES	12,701	6.6	11,562	5.4	(10,270)	(3.9)	97,070
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	17,227	8.9	15,010	7.1	18,708	7.1	126,018
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	587	0.3	501	0.2	(4,267)	(1.7)	4,206
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	—	—	78	0.0	33	0.0	655

NET INCOME	¥16,640	8.6	¥14,587	6.9	¥23,008	8.8	$122,467

PER SHARE DATA:

	Yen			U.S. Dollar
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year ended March 31, 2006	Nine months ended December 31, 2006
Basic net income per share	¥127.70	¥106.33	¥175.86	$0.89
Diluted net income per share	127.68	106.27	175.80	0.89

Weighted-average common share outstanding	130,306,094	137,187,117	130,835,422
Diluted weighted-average common shares outstanding	130,333,376	137,261,200	130,877,436

(For the third quarter ended December 31, 2006)

	Millions of Yen				Thousands of U.S. Dollars
	Third quarter ended December 31, 2005		Third quarter ended December 31, 2006		Third quarter ended December 31, 2006
		%		%
NET REVENUES:
Product sales revenue	¥62,033		¥72,291		$606,926
Service revenue	18,646		20,547		172,504

Total net revenues	80,679	100.0	92,838	100.0	779,430

COSTS AND EXPENSES:
Costs of products sold	32,217		41,654		349,710
Costs of services rendered	17,508		18,934		158,962
Selling, general and administrative	14,571		15,667		131,534

Total costs and expenses	64,296	79.7	76,255	82.1	640,206

Operating income	16,383	20.3	16,583	17.9	139,224

OTHER INCOME (EXPENSES):
Interest income	179		191		1,603
Interest expense	(222)		(124)		(1,041)
Other, net	(747)		38		319

Other income (expenses), net	(790)	(1.0)	105	0.1	881

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	15,593	19.3	16,688	18.0	140,105
INCOME TAXES	5,534	6.8	7,089	7.7	59,516
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	10,059	12.5	9,599	10.3	80,589
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	383	0.5	123	0.1	1,032
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	—	—	(3)	(0.0)	(25)

NET INCOME	¥9,676	12.0	¥9,473	10.2	$79,532

PER SHARE DATA:

	Yen		U.S. Dollar
	Third quarter ended December 31, 2005	Third quarter ended December 31, 2006	Third quarter ended December 31, 2006
Basic net income per share	¥74.26	¥69.03	$0.58
Diluted net income per share	74.24	69.00	0.58

Weighted-average common share outstanding	130,307,911	137,239,132
Diluted weighted-average common shares outstanding	130,336,050	137,296,666

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year ended March 31, 2006	Nine months ended December 31, 2006
Cash flows from operating activities:
Net income	¥16,640	¥14,587	¥23,008	$122,467
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	8,502	7,916	13,782	66,459
Provision for doubtful receivables	(108)	20	(10)	168
Impairment of long-lived assets	—	—	10,533	—
Impairment of identifiable intangible assets	—	—	9,180	—
Loss (gain) on sale or disposal of property and equipment, net	(521)	125	645	1,049
Gain on sale of marketable securities	—	—	(173)	—
Gain on sale of shares of an affiliated company	(6,917)	—	(6,917)	—
Equity in net income of affiliated companies	—	(78)	(33)	(655)
Minority interest	587	501	(4,267)	4,206
Deferred income taxes	2,971	(729)	(5,485)	(6,120)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(7,286)	(12,357)	3,369	(103,744)
Increase in inventories	(4,134)	(4,406)	(635)	(36,991)
Increase in trade notes and accounts payable	2,889	3,389	2,945	28,453
Increase (decrease) in accrued income taxes	(4,462)	2,735	(20,772)	22,962
Increase (decrease) in accrued expenses	(454)	4,786	(3,043)	40,181
Increase (decrease) in deferred revenue	298	724	(43)	6,078
Other, net	(1,174)	(1,742)	1,795	(14,625)

Net cash provided by operating activities	6,831	15,471	23,879	129,888
Cash flows from investing activities:
Proceeds from sales of shares of affiliates	11,016	—	11,016	—
Capital expenditures	(7,154)	(7,859)	(14,513)	(65,981)
Proceeds from sales of property and equipment	2,545	423	2,455	3,551
Proceeds from sales of investments in marketable securities	—	—	245	—
Acquisition of new subsidiaries, net of cash acquired	1,433	(202)	1,433	(1,696)
Purchase of investments in subsidiaries	(695)	—	(6,688)	—
Increase in lease deposits, net	(205)	(657)	(697)	(5,516)
Expenditure on acquisition of operation	—	(1,061)	—	(8,907)
Other, net	(623)	(180)	(517)	(1,511)

Net cash provided by (used in) investing activities	6,317	(9,536)	(7,266)	(80,060)
Cash flows from financing activities:
Net decrease in short-term borrowings	(4,387)	(1,119)	(12,551)	(9,395)
Repayments of long-term debt	(870)	(1,844)	(1,099)	(15,481)
Principal payments under capital lease obligations	(1,764)	(1,993)	(2,526)	(16,732)
Redemption of bonds	(15,000)	(20,000)	(15,000)	(167,912)
Dividends paid	(6,902)	(7,137)	(7,025)	(59,919)
Purchases of treasury stock by parent company	(30)	(80)	(71)	(672)
Other, net	(60)	207	(58)	1,738

Net cash used in financing activities	(29,013)	(31,966)	(38,330)	(268,373)
Effect of exchange rate changes on cash and cash equivalents	1,046	1,082	828	9,084
Net decrease in cash and cash equivalents	(14,819)	(24,949)	(20,889)	(209,461)
Cash and cash equivalents, beginning of the period	89,583	68,694	89,583	576,727

Cash and cash equivalents, end of the period	¥74,764	¥43,745	¥68,694	$367,266

6. Segment Information (Unaudited)

a. Operations in Different Industries

(Nine months ended December 31)

Nine months ended December 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥122,943	¥60,794	¥8,000	¥812	¥192,549
Intersegment	1,167	65	—	(1,232)	—

Total	124,110	60,859	8,000	(420)	192,549
Operating expenses	92,481	59,171	7,684	9,368	168,704

Operating income (loss)	¥31,629	¥1,688	¥316	¥(9,788)	¥23,845

Nine months ended December 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥128,378	¥66,576	¥11,847	¥5,636	¥212,437
Intersegment	1,069	60	—	(1,129)	—

Total	129,447	66,636	11,847	4,507	212,437
Operating expenses	100,129	61,177	10,325	14,108	185,739

Operating income (loss)	¥29,318	¥5,459	¥1,522	¥(9,601)	¥26,698

Nine months ended December 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,077,810	$558,945	$99,463	$47,318	$1,783,536
Intersegment	8,975	504	—	(9,479)	—

Total	1,086,785	559,449	99,463	37,839	1,783,536
Operating expenses	840,643	513,617	86,685	118,445	1,559,390

Operating income (loss)	$246,142	$45,832	$12,778	$(80,606)	$224,146

(Year ended March 31, 2006)
Year ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

(Third quarter ended December 31)

Third quarter ended December 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥57,079	¥20,241	¥3,273	¥86	¥80,679
Intersegment	360	9	—	(369)	—

Total	57,439	20,250	3,273	(283)	80,679
Operating expenses	38,858	19,243	2,960	3,235	64,296

Operating income (loss)	¥18,581	¥1,007	¥313	¥(3,518)	¥16,383

Third quarter ended December 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥65,544	¥22,185	¥4,129	¥980	¥92,838
Intersegment	363	6	—	(369)	—

Total	65,907	22,191	4,129	611	92,838
Operating expenses	47,975	20,104	3,611	4,565	76,255

Operating income (loss)	¥17,932	¥2,087	¥518	¥(3,954)	¥16,583

Third quarter ended December 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$550,281	$186,256	$34,665	$8,228	$779,430
Intersegment	3,048	50	—	(3,098)	—

Total	553,329	186,306	34,665	5,130	779,430
Operating expenses	402,779	168,785	30,316	38,326	640,206

Operating income (loss)	$150,550	$17,521	$4,349	$(33,196)	$139,224

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Digital Entertainment segment contains five business fields.

		Computer & Video Games:	Production, manufacture and sale of video game software.
Purchasing, manufacture and sale of video game software.

		Toy & Hobby:	Planning, production, manufacture and sale of card games, electronic toys, toys for boys, candy toys, figures, character goods and others.

		Amusement:	Production, manufacture and sale of the content for amusement facilities such as video games and token-operated games.

		Online:	Creation of systems for online games.
Management and operation of online servers.
Distribution of the content for mobile phones.

		Multimedia:	Planning, production and sale of the products related to music and video.
Planning, production and sale of books and magazines.

		Health & Fitness Segment:	Management of fitness centers.
Production manufacture and sale of gaming machines and health-related products.

		Gaming & System Segment:	Production manufacture and sale of gaming machines for casinos.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

	5.	Intersegment revenues primarily consist of sales of hardware and components from Digital Entertainment segment to Health & Fitness segment.

b. Operations in Geographic Areas

(Nine months ended December 31)

Nine months ended December 31, 2005	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥139,491	¥22,489	¥24,277	¥6,292	¥192,549	—	¥192,549
Intersegment	23,885	1,026	349	196	25,456	¥(25,456)	—

Total	163,376	23,515	24,626	6,488	218,005	(25,456)	192,549
Operating expenses	142,238	23,655	23,049	5,199	194,141	(25,437)	168,704

Operating income (loss)	¥21,138	¥(140)	¥1,577	¥1,289	¥23,864	¥(19)	¥23,845

Nine months ended December 31, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥155,660	¥23,333	¥27,591	¥5,853	¥212,437	—	¥212,437
Intersegment	21,221	1,138	271	313	22,943	¥(22,943)	—

Total	176,881	24,471	27,862	6,166	235,380	(22,943)	212,437
Operating expenses	151,876	26,293	25,145	5,497	208,811	(23,072)	185,739

Operating income (loss)	¥25,005	¥(1,822)	¥2,717	¥669	¥26,569	¥129	¥26,698

Nine months ended December 31, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,306,859	$195,895	$231,643	$49,139	$1,783,536	—	$1,783,536
Intersegment	178,163	9,554	2,275	2,628	192,620	$(192,620)	—

Total	1,485,022	205,449	233,918	51,767	1,976,156	(192,620)	1,783,536
Operating expenses	1,275,090	220,746	211,107	46,150	1,753,093	(193,703)	1,559,390

Operating income (loss)	$209,932	$(15,297)	$22,811	$5,617	$223,063	$1,083	$224,146

(Year ended March 31, 2006)

Year ended March 31, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

(Third quarter ended December 31)

Third quarter ended December 31, 2005	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥49,159	¥10,131	¥19,157	¥2,232	¥80,679	—	¥80,679
Intersegment	12,489	145	327	132	13,093	¥(13,093)	—

Total	61,648	10,276	19,484	2,364	93,772	(13,093)	80,679
Operating expenses	49,175	10,098	16,126	1,931	77,330	(13,034)	64,296

Operating income (loss)	¥12,473	¥178	¥3,358	¥433	¥16,442	¥(59)	¥16,383

Third quarter ended December 31, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥56,459	¥11,541	¥22,474	¥2,364	¥92,838	—	¥92,838
Intersegment	13,771	599	34	136	14,540	¥(14,540)	—

Total	70,230	12,140	22,508	2,500	107,378	(14,540)	92,838
Operating expenses	56,643	12,969	18,438	2,126	90,176	(13,921)	76,255

Operating income (loss)	¥13,587	¥(829)	¥4,070	¥374	¥17,202	¥(619)	¥16,583

Third quarter ended December 31, 2006	Japan	United States	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$474,007	$96,894	$188,682	$19,847	$779,430	—	$779,430
Intersegment	115,616	5,029	285	1,142	122,072	$(122,072)	—

Total	589,623	101,923	188,967	20,989	901,502	(122,072)	779,430
Operating expenses	475,552	108,883	154,798	17,849	757,082	(116,876)	640,206

Operating income (loss)	$114,071	$(6,960)	$34,169	$3,140	$144,420	$(5,196)	$139,224

Note:	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).